This Report on Form 6-K is incorporated by reference into the prospectus included in the Registration Statement on Form F-4 of Kookmin Bank (File No. 333-151207).

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No X

UNAUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS

OF KOOKMIN BANK

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

	Korean Won
	2008		2007
	(In millions)
ASSETS
Cash and due from banks	(Won)	6,602,042	(Won)	6,544,754
Securities		33,653,467		30,777,359
Loans		191,142,034		171,549,993
Tangible assets		2,242,485		2,298,743
Other assets		11,339,233		7,695,189

	(Won)	244,979,261	(Won)	218,866,038

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits	(Won)	156,791,555	(Won)	138,858,691
Borrowings		54,535,929		50,250,481
Other liabilities		17,257,590		13,719,105

		228,585,074		202,828,277

SHAREHOLDERS’ EQUITY :
Common stock		1,681,896		1,681,896
Capital surplus		6,273,290		6,269,263
Accumulated other comprehensive income		271,746		345,446
Retained earnings		8,167,255		7,741,156

		16,394,187		16,037,761

	(Won)	244,979,261	(Won)	218,866,038

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks	(Won)	1,460	(Won)	8,482
Interest on securities		834,184		677,298
Interest on loans		6,945,557		5,763,172
Other interest income		19,041		17,934

		7,800,242		6,466,886

Gain on valuation and disposal of securities:
Gain on valuation of trading securities		10,863		10,202
Gain on disposal of trading securities		84,980		39,621
Gain on disposal of available-for-sale securities		112,482		736,741
Reversal of impairment loss on available-for-sale securities		17,837		23,726

		226,162		810,290

Gain on disposal of loans		22,832		23,112

Foreign exchange trading income		324,381		205,882

Commission income		763,482		730,796

Fees and commissions from trust accounts		46,055		46,649

Dividends income		11,160		9,920

Other operating income:
Gain on derivatives trading		3,040,450		1,137,855
Gain on valuation of derivatives		2,998,833		578,579
Gain on valuation of fair value hedged items		132,795		91,160
Other operating income		17,444		81,026

		6,189,522		1,888,620

Total operating revenues		15,383,836		10,182,155

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		2,931,120		1,924,147
Interest on borrowings		1,367,224		1,101,816
Other interest expenses		41,500		34,624

		4,339,844		3,060,587

Loss on valuation and disposal of securities:
Loss on valuation of trading securities		28,520		21,646
Loss on disposal of trading securities		40,452		17,491
Loss on disposal of available-for-sale securities		12,187		9,940
Impairment loss on available-for-sale securities		30,086		44,706

		111,245		93,783

Loss on valuation and disposal of loans:
Provision for possible loan losses		409,104		191,606
Loss on disposal of loans		123		—

		409,227		191,606

Foreign exchange trading losses		261,233		159,738

Commission expenses		317,407		263,625

General and administrative expenses		1,849,592		1,782,631

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions except per share amounts)
Other operating expenses:
Provision for acceptances and guarantees losses	(Won)	15,451	(Won)	5,573
Loss on derivatives trading		2,906,150		1,127,008
Loss on valuation of derivatives		3,105,961		607,066
Loss on valuation of fair value hedged items		11,681		20,364
Other operating expenses		373,793		297,801

		6,413,036		2,057,812

Total operating expenses		13,701,584		7,609,782

OPERATING INCOME		1,682,252		2,572,373

NON-OPERATING REVENUE		140,542		128,400

NON-OPERATING EXPENSES		53,816		54,801

INCOME BEFORE INCOME TAX		1,768,978		2,645,972

INCOME TAX EXPENSE		493,125		1,227,174

NET INCOME	(Won)	1,275,853	(Won)	1,418,798

BASIC NET INCOME PER SHARE (In currency units)	(Won)	3,793	(Won)	4,218

DILUTED NET INCOME PER SHARE (In currency units)	(Won)	3,789	(Won)	4,209

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2007	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	899,542	(Won)	6,215,222	(Won)	15,054,957
Cumulative effect on accounting changes		—		10,966		—		(10,966)		—		—

		1,681,896		6,269,263		—		888,576		6,215,222		15,054,957
Dividend		—		—		—		—		(1,227,784)		(1,227,784)

Balance after appropriations		1,681,896		6,269,263		—		888,576		4,987,438		13,827,173
Net income		—		—		—		—		1,418,798		1,418,798
Valuation of available-for-sale securities		—		—		—		(481,623)		—		(481,623)
Valuation of held-to-maturity securities		—		—		—		(38)		—		(38)
Valuation of securities using the equity method		—		—		—		(5,629)		(7,650)		(13,279)
Others		—		—		—		—		(157)		(157)

June 30, 2007	(Won)	1,681,896	(Won)	6,269,263	(Won)	—	(Won)	401,286	(Won)	6,398,429	(Won)	14,750,874

January 1, 2008	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	356,412	(Won)	7,741,156	(Won)	16,037,761
Cumulative effect for accounting changes		—		10,966		—		(10,966)		—		—

		1,681,896		6,269,263		—		345,446		7,741,156		16,037,761
Dividend		—		—		—		—		(824,129)		(824,129)

Balance after appropriations		1,681,896		6,269,263		—		345,446		6,917,027		15,213,632
Net income		—		—		—		—		1,275,853		1,275,853
Valuation of available-for-sale securities		—		—		—		(52,927)		—		(52,927)
Valuation of held-to-maturity securities		—		—		—		(7)		—		(7)
Valuation of securities using the equity method		—		4,027		—		(20,766)		(26,503)		(43,242)
Others		—		—		—		—		878		878

June 30, 2008	(Won)	1,681,896	(Won)	6,273,290	(Won)	—	(Won)	271,746	(Won)	8,167,255	(Won)	16,394,187

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	1,275,853	(Won)	1,418,798

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation of trading securities		28,520		21,646
Impairment loss on available-for-sale securities		30,086		44,706
Loss on valuation of securities accounted for using the equity method		306		387
Provision for possible loan losses		409,104		191,606
Depreciation and amortization		205,209		186,774
Loss on disposal of tangible assets		597		714
Loss on valuation of derivatives		3,105,961		607,066
Loss on valuation of fair value hedged items		11,681		20,364
Provision for severance benefits		89,389		83,003
Gain on valuation of trading securities		(10,863)		(10,202)
Reversal of impairment loss on available-for-sale securities		(17,837)		(23,726)
Gain on valuation of securities accounted for using the equity method		(57,180)		(56,930)
Gain on disposal of tangible assets		(3,448)		(281)
Gain on valuation of derivatives		(2,998,833)		(578,579)
Gain on valuation of fair value hedged items		(132,795)		(91,160)
Others, net		5,712		179,188

		665,609		574,576

Changes in assets and liabilities resulting from operations:
Net decrease (increase) in trading securities		803,686		(3,141,808)
Net decrease (increase) in available-for-sale securities		(2,096,419)		26,192
Net decrease (increase) in held-to-maturity securities		(1,045,790)		713,682
Net increase in loans		(20,026,879)		(9,640,833)
Net increase in accounts receivable		(1,793,425)		(1,496,466)
Net decrease (increase) in accrued income		59,304		(112,454)
Net increase in prepaid expenses		(31,676)		(26,519)
Net decrease (increase) in deferred income tax assets		(20,057)		(148,042)
Net increase in accounts payable		1,540,286		1,408,325
Net increase in accrued expenses		551,755		681,878
Net increase in unearned revenues		7,551		9,613
Payment of severance benefits		(20,004)		(15,521)
Net increase in severance insurance deposits		(3,017)		(2,688)
Others, net		(243,119)		122,123

		(22,317,804)		(11,622,518)

Net cash used in operating activities		(20,376,342)		(9,629,144)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in restricted due from banks	(Won)	336,654	(Won)	630,716
Net decrease (increase) in securities accounted for using the equity method		(419,502)		14,187
Disposal of tangible assets		7,293		5,801
Disposal of intangible assets		—		75
Purchase of tangible assets		(93,641)		(187,579)
Purchase of intangible assets		(32,998)		(14,152)
Net increase in guarantee deposits paid		(32,678)		(94,385)
Net decrease in domestic exchange settlement debits		41,333		235,795

Net cash provided by (used in) investing activities		(193,539)		590,458

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		17,933,842		1,544,059
Net increase in borrowings		4,330,689		7,685,776
Net increase (decrease) in other liabilities		(476,579)		435,527
Dividend		(824,129)		(1,227,784)

Net cash provided by financing activities		20,963,823		8,437,578

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		393,942		(601,108)
CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		2,533,763		3,287,819

CASH AND DUE FROM BANKS, END OF PERIOD	(Won)	2,927,705	(Won)	2,686,711

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 14, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO
Executive Director